UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TransDigm Group Incorporated

(Exact name of registrant as specified in its charter)

Delaware	001-32833	41-2101738
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1301 East 9th Street, Suite 3000, Cleveland, Ohio		44114
(Address of principal executive offices)		(Zip Code)

(216) 706-2960

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosures

Item 1.01	Conflict Minerals Disclosures and Report

Introduction

TransDigm Group Incorporated (“TD Group”), through its wholly-owned subsidiary, TransDigm Inc., along with TransDigm Inc.’s direct and indirect wholly-owned operating subsidiaries (collectively, with TD Group, the “Company” or “TransDigm”), is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. TransDigm offers a broad range of proprietary aerospace components.

TransDigm’s major product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include mechanical/electro-mechanical actuators and controls, ignition systems and engine technology, specialized pumps and valves, power conditioning devices, specialized AC/DC electric motors and generators, NiCad batteries and chargers, engineered latching and locking devices, rods and locking devices, engineered connectors and elastomers, cockpit security components and systems, specialized cockpit displays, aircraft audio systems, specialized lavatory components, seatbelts and safety restraints, engineered interior surfaces and related components, lighting and control technology, military personnel parachutes and cargo loading, handling and delivery systems.

TransDigm is committed to complying with the requirements regarding the use of “conflict minerals” under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the related rules issued by the U.S. Securities and Exchange Commission (“SEC”).

Conclusion

TransDigm has concluded that certain conflict minerals are necessary to the functionality or production of products manufactured by TransDigm in 2014. TransDigm has conducted a reasonable country of origin inquiry (“RCOI”) regarding such conflict minerals that was designed to determine whether any such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “covered countries”). TransDigm’s RCOI is described below.

Except as set forth in the following sentence, based on its RCOI, TransDigm has determined that its necessary conflict minerals either did not originate in any of the covered countries, or that TransDigm has no reason to believe that its necessary conflict minerals may have originated in any of the covered countries. Twenty-eight (28) of TransDigm’s suppliers have indicated that necessary conflict minerals did originate in one of the covered countries.

Based on these conclusions, TransDigm has submitted a Conflict Minerals Report as an exhibit to this Form SD with respect to calendar year 2014.

Description of Reasonable Country of Origin Inquiry

TransDigm’s business is conducted through TransDigm Inc.’s operating divisions and wholly-owned subsidiaries (“Operating Units”). The Operating Units operate largely autonomously, each with a separate management team, and with separate product and component sourcing functions. Therefore, TransDigm decided that, with general oversight from the TransDigm corporate office, each Operating Unit would conduct its own conflict minerals product content review and RCOI.

Operating Units were generally informed of TD Group’s SEC conflict minerals reporting obligations at various internal accounting or operations seminars. In addition, communications were sent to Operating Units and discussions regarding the reporting obligations were had with various Operating Unit personnel. Each Operating Unit was directed to analyze the products and components purchased by the Operating Unit in 2014 (and in 2013 to the extent they may have been incorporated into products manufactured 2014) to determine whether those products and components contained any conflict minerals necessary to the functionality or production of products manufactured by that Operating Unit. Operating Units made periodic reports to TransDigm throughout the year.

For those purchased products or components that an Operating Unit determined contained conflict minerals necessary to the functionality or production of products it manufactures, the Operating Unit was directed by TransDigm to conduct a RCOI with respect to such purchased products or components by contacting the suppliers thereof. Suppliers of products or components that did not contain conflict minerals necessary to the functionality or production of products were not contacted. Each Operating Unit’s RCOI consisted of requesting the relevant supplier to certify in writing whether the products or components supplied to it contained any conflict minerals and, if so, whether the identified conflict minerals originated from one of the covered countries. Suppliers were also requested, if applicable, to make requests for similar certifications to their suppliers for such products or components until appropriate certifications or other information could be readily obtained or determined.

As part of this process, TransDigm’s Operating Units identified approximately 3,800 suppliers of products or components for which the Operating Unit had independently determined to contain conflict minerals necessary to the functionality or production of products, or for which the Operating Unit was unable to make such determination. Substantially all of such suppliers were contacted as part of the RCOI and requested to make the certifications set forth above.

Of the identified suppliers that were contacted, approximately 2,900 responses, or 76.3%, were received as of May 27, 2015. For nonresponsive suppliers, the TransDigm Operating Units made good faith reasonable efforts to contact such suppliers to encourage their responses.

Of the suppliers that did respond, substantially all of them stated that either none of their products or components sold to TransDigm Operating Units contained conflict minerals that originated in any of the covered countries, or it was unknown or they could not, at the time of their responses, determine affirmatively that their products or components sold to TransDigm Operating Units contained conflict minerals that originated in any of the covered countries. Twenty-eight (28) suppliers indicated affirmatively that their products or components sold to TransDigm Operating Units contained conflict minerals that originated in one of the covered countries.

With respect to calendar year 2015 and for later years, TransDigm and its Operating Units will work to improve the RCOI response rate from their suppliers and to clarify responses from those suppliers stating that they did not know or could not determine, at the time of their responses, whether their products or components contained conflict minerals and if so whether they originated in any of the covered countries.

Conflict Minerals Disclosure

Except as set forth in the following sentence, based on this RCOI, TransDigm has determined that none of its necessary conflict minerals originated in any covered country, or alternatively, that TransDigm has no reason to believe that any of its necessary conflict minerals may have originated in any covered country. Since twenty-eight (28) of TransDigm’s suppliers have indicated that necessary conflict minerals did originate from a covered country, TransDigm is required to submit a Conflict Minerals Report as an exhibit to this Form SD with respect to calendar year 2014.

A copy of TransDigm’s 2014 Form SD and Conflict Minerals Report is available at

http://www.transdigm.com/phoenix.zhtml?c=196053&p=irol-conflictminerals.

Item 1.02 – Exhibits

TransDigm’s Conflict Minerals Report, attached to this Form SD as Exhibit 1.01, is incorporated herein by reference.

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TRANSDIGM GROUP INCORPORATED

By:	/s/ Terrance M. Paradie
Terrance M. Paradie
Executive Vice President and Chief Financial Officer

Date: May 29, 2015